EX-28.h.28

FEE WAIVER AGREEMENT

NVIT MULTI-MANAGER SMALL CAP VALUE FUND

THIS FEE WAIVER AGREEMENT, effective as of June 9, 2017, by and between NATIONWIDE FUND ADVISORS (“NFA”) and NATIONWIDE VARIABLE INSURANCE TRUST, a Delaware statutory trust (the “Trust”), on behalf of the NVIT Multi-Manager Small Cap Value Fund (the “Fund”).

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type, and the Fund is a separate series of the Trust; and

WHEREAS, NFA serves as investment adviser to the Trust, including the Fund, pursuant to an investment advisory agreement, dated May 1, 2007, between NFA and the Trust, under which the Trust pays fees to NFA as specified therein (“Advisory Fees”); and

WHEREAS, NFA, the Trust and J.P. Morgan Investment Management Inc. (“JPMorgan”) have entered into a Subadvisory Agreement with respect to the Fund, effective May 1, 2007, as amended, pursuant to which NFA is legally obligated to pay JPMorgan subadvisory fees; and

WHEREAS, NFA and JPMorgan have entered into a letter agreement (the “Letter”), dated July 7, 2017, pursuant to which JPMorgan will waive a portion of its subadvisory fee in an amount equal to the subadvisory fees attributable to the value of the Fund’s assets invested by retirement plan and IRA customers of financial intermediaries that are affiliated with JPMorgan (“Waiver Amount”), resulting in financial savings to NFA; and

WHEREAS, NFA desires to share all of such financial savings resulting from the Letter with shareholders of the Fund.

NOW, THEREFORE, the parties hereto agree as follows:

1.	Fee Waiver Amount:

1.1    NFA agrees that each month it shall waive an amount of Advisory Fees with respect to the Fund equal to the amount of subadvisory fees waived for such month by JPMorgan pursuant to the Letter.

1.2    NFA acknowledges that it shall not be entitled to collect on, or make a claim for, Advisory Fees waived hereunder at any time in the future.

2.	Term and Termination of Agreement:

2.1    This Agreement shall continue in effect for so long as the Letter remains in effect and JPMorgan waives subadvisory fees pursuant thereto.

3.	Miscellaneous:

3.1    Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.2    Interpretation. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Agreement and Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which the Trust or the Fund is subject or by which the Trust or the Fund is bound, or to relieve or deprive the Trust’s Board of Trustees of the Board’s responsibility for and control of the conduct of the affairs of the Trust or the Fund.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first above written.

NATIONWIDE VARIABLE INSURANCE TRUST

By:	/s/ Michael S. Spangler
Name:	Michael S. Spangler
Title:	President

NATIONWIDE FUND ADVISORS

By:	/s/ Michael S. Spangler
Name:	Michael S. Spangler
Title:	President

2